SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information for Investors and Stockholders

        The tender offer for the outstanding shares of Information Resources, Inc. referred to in this transcript has not yet commenced, and this transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of Information Resources, Inc. At the time the tender offer is commenced, a newly formed corporation that is owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC will file a Tender Offer Statement with the Securities and Exchange Commission and Information Resources, Inc. will file a Solicitation/Recommendation Statement with respect to the tender offer.

        The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Information Resources, Inc., at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

INFORMATION RESOURCES

Moderator: Joe Durrett
June 30, 2003
10:00 am CT

Operator:	Good morning, my name is (Brooke) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the IRI Investor Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone key pad. If you would like to withdraw your question, press the pound key. Thank you. Mr. Durrett, you may begin your conference.
Joe Durrett:
Thanks. Good morning. I'm Joe Durrett, Chairman and CEO of IRI. I'm joined today in Chicago by (Andy Balbir) our Chief Financial Officer. Before we begin, I'd like to ask Kristin Van, our Head of Investor Relations, to read the (safe harbor statement). Kristin.
Kristin Van:
Thanks Joe. This document contains certain forward looking statements with respect to IRI and the plans or objectives for IRI and Symphony. In particular, statements regarding the consummation of the transaction are subject to risks if the closing conditions to the transaction will not be satisfied. Including the risk that sufficient tenders by IRI stock holders are not received or that necessary regulatory approvals are not obtained. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the company's operations and products, and the general risks associated with the company's business. These statements involve risks and uncertainties because the are—they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. Any forward looking statements made by or on behalf of IRI speak only as of the date they are made. IRI does not undertake to update any forward looking statements. Joe.

Joe Durrett:
Thanks Kris. I'm sure all of you on the phone lines here have seen the press release we issued last night announcing that IRI has entered into a definitive agreement to be acquired by a newly formed corporation, which is owned by Symphony Technology 2ALP, a leading investor in Enterprise Software and related services business. And by Tennenbaum Capital Partners, LLC—a private investment firm with approximately $1.7 billion in long-term capitol under management. IRI's board of director has unanimously approved the acquisition. The corporation formed by Symphony and Tennenbaum will commence a tender offer on or before July 14 for all outstanding shares of IRI. The transaction is expected to be completed in August.

This transaction provides IRI shareholders with full value for their shares and enables them to retain substantial interest in IRI's anti-trust lawsuit against VNU's AC Nielsen Unit and several other firms. The cash portion of the tender offer price represents the premium of approximately 11% over the $2.98 closing price of IRI stock on June 27th, 2003, and a premium of more than 100% over the price of IRI stock before recent favorable rulings related to the lawsuit. In the absence of any other significant news related to IRI during that period, one could assume that a portion of the recent appreciation of the stock price is due to the lawsuit.

With this in mind, IRI, Symphony and Tennenbaum have structured the transaction in such a way that it locks in the recent increase in IRI stock price, funds ongoing pursuit of the anti-trust lawsuit, and enables stockholders to participate in any future proceeds from the suit. Let me explain. In addition to $3.30 in cash per share, under the terms of the transaction, IRI stockholders will receive one contingent value right or CVR per share of IRI stock held. Each holder of a CVR will be entitled to a pro rata share of approximately 60% of the pre-tax proceeds of any recovery in the anti-trust litigation after adjustment for certain items—including taxes and possible contingency fees. Proceeds from the lawsuit could potentially range from nothing to over a billion dollars after (unintelligible), as this is an anti-trust lawsuit. The CVRs will not be registered and will be non-transferable except by will upon death or by operation of law. To make them transferable, IRI would have had to register them. We decided that the time and money we would have spent on issuing a registered security would be better spent on prosecuting the lawsuit.

More information about the CVRs is contained in our press release and other documents that will be filed with the Securities and Exchange Commission. And particularly, we will be filing an AK this afternoon which will contain the definitive agreement in an attached document on the CVRs.

The acquiring company has committed up to $10 million to fund prosecution of the lawsuit and to pay expenses in connection with the suit. In addition, the parties have the right to raise additional funds should they become necessary. The acquiring company and IRI will set up a separate governing body to pursue IRI's claims in the lawsuit, and distribute any eventual proceeds from the lawsuit.

Now, let me cover a few next steps. First, we believe the transaction should be completed by August 2003. Within ten business days, the acquiring company is expected to file the appropriate documents announcing a cash tender offer of $100 million—or $3.30 per share—and one CVR per share for all of IRI's outstanding publicly held shares. IRI will submit the required notifications to the appropriate regulatory agencies, but we do not anticipate any regulatory objections. Following completion of the tender offer, IRI will become an independent, privately held company in the Symphony and Tennenbaum portfolios.

Now, given the tremendous interest in IRI's anti-trust suit against VNU's AC Nielsen Company—as well as against several other companies—I'd like to give you a brief summary of the lawsuit and the next steps in that process. This is a landmark lawsuit—both in terms of the scope of the illegal activities and the potential size of the judgment. Needless to say, IRI believes that there is significant value in the suit. The highlights are these. First, IRI is pursing an anti-trust suit against AC Nielsen— which is now owned by VNU — and against several other firms. The suit alleges that, among other things, the defendants violated Sections 1 and 2 of the Sherman Act by engaging in a series of anti-competitive practices aimed at excluding IRI from various export markets for retail tracking services, and regaining monopoly power in the United States market for retail tracking services.

In separate proceedings, the Canadian Competition Tribunal and the European Commission have already found that these same practices by AC Nielsen were abusive and either prevented IRI from entering markets or artificially raised the costs of doing so. These findings can be introduced in the current suit in US federal court. IRI is seeking recovery damage in excess of $350 million prior to (unintelligible). A trial date has been set for September 20, 2004.

Now, I know that most of you on the call today are investors, and you are interested primarily in the terms of the deal. But it has been a practice in the past there are also a number of employees and clients from other industries on the call—so I'd like to take just a few minutes to explain why the strategic aspects of this merger have the potential to change the competitive landscape of our industry.

I can tell you that separate calls will be held for employees and for our clients. But the headline is this. We believe that the union of IRI with Symphony will enable IRI to make faster progress toward our goal of expanding coverage in our industry, to provide a total market view of the consumer package goods industry. We will also further strengthen ourselves with the technology that we need to better integrate POS, panel and other information, to provide manufacturers and retailers with the tools to make more informed decisions.

Finally, we are on a journey to move from market research to the prospect of being a provider of business intelligence, and we further believe that we will provide the first business intelligence component for the packaged goods industry.
This concludes my remarks. I would like to turn to the operator and see what questions you may have. Operator.
Operator:
At this time, I would like to remind everyone—in order to ask a question—please press star, then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Again, if you would like to ask a question—please press star, then the number 1 on your telephone keypad. One moment while we compile the Q&A roster. Your first question comes from Dale Benson of Benson Associates.
Joe Durrett:	Good morning, Dale.
Dale Benson:	How are you? Am I the only one on this call? Because (unintelligible).
Joe Durrett:	I think they've got a lot of people on the call and they're just cueing it up.
Dale Benson:	Oh okay. Because I didn't punch in right away. First off, I think that by going private, does that mean that existing management's going to participate with Tennenbaum and Symphony is it?

Joe Durrett:	The existing managers getting nothing that wasn't previously a part of their package and we're just aligned with the shareholders on this.
Dale Benson:
Okay. In the last quarter—and in previous—I was going through all my notes—it looks to me—I know you've never revealed exactly what you're spending, but a few years ago, I had a figure of $7 to $8 million in legal expenses. And that might have been the year that you came aboard, as a matter of fact, and that was revealed at the time. And I know you've never indicated what legal expenses are—but in the last quarter, you had free cash flow and indicate that you're going to have free cash flow on a going forward basis. And yet the shareholders—who have basically funded all your legal expenses to this point—are only going to get 60% of the settlement. Or it seems to me that if shareholders have paid for all of the legal expenses to date, they ought to have a pro rata share of all the gains—exclusive of costs, etcetera—not 60%.

Secondly, I think that even though you say stock was up 100% from where it was before—I think that's because the stock had been pretty much abandoned by institutional shareholders—and there are a lot of stocks that are up 100% from the March lows since the end of the Gulf War. But you have almost a $7 book value. Europe was your primary expense this past year. If it hadn't been for Germany, you would have actually had a better profit picture. And if you got $30 to—$35 to $40 million dollars in (unintelligible)—what you're basically saying is that you're going to pay for the existing business. You're going to pay us about 1 1/2 times (unintelligible), which is, you know, kind of absurd—and less than 1/3 of book value, which it seems to me that the—my analysis, after the end of the last quarter—was that if you could even earn somewhere between 6% and 10% pre-tax, your earnings could be somewhere between 75 cents and a buck a share. And based on $500 million in revenues—I'm not even assuming any growth in revenues at all. So I think this—I think this deal, you know, and I'm going to be blunt as I can possibly be here so you understand where I'm coming from—I think it stinks and I think existing shareholders are getting ripped off. So I'll let you comment.
Joe Durrett:
Dale, we went through a rigorous process. I think we fully explored all the options. The board spent a good deal of time in this and we think that we've gotten the very best value for IRI. Obviously you have your opinion. We think that we negotiated aggressively and we think that the 60% has a significant up side, and we think this is the very best value.
Dale Benson:
That's true, but then your very last comments indicate why we own the stock, as you say, you're going to make faster progress toward your goal, Europe is going to become profitable, Germany's going to go away as terms of a black hole, you've got positive panel and analytics business going forward, you've got Info Force, which you own 49% of, you got—and they're going to start to—you're going to start to have to consolidate that. And you talk about becoming a provider of business intelligence. I mean, on the going forward basis, you know, it's—there's a lot of positives, and there's no reason at all why the stock shouldn't sell for what it sold for a few years ago—that is $10 to $12 a share, which is where we were buying it at one time, because we were assuming about a $40 to $45 million of (unintelligible) and a reduction of debt. And even taking into account legal expenses—which were never revealed—but I would imagine they're somewhere between $5 and $10 million a year, and have been for the last several years.

So you got existing shareholders having suffered from basically funding a lawsuit that goes way way back. It goes back to 1998. I mean, that's five years. I mean, I'm going back to all my notes and it's incredible, you know, what have you spent on legal expenses? $30, $40, $50 million over the last five years? It's hard to say because it's not been revealed. And now you're saying that, "Well you know, you're now only going to get 60% of the deal." Well, shareholders have funded 100% of the legal expenses to date, so why shouldn't they get 100% of the proceeds, less costs?
Joe Durrett:
Dale? Obviously you're entitled to your point of view. I just have a couple of comments for you. One is yes, going after business intelligence is terrific and in order to do that, we need access to capital and access to technology that is very expensive for us to afford. And so there are things that we believe that IRI can end up doing—with the combination of IRI and Sym- phony—that IRI could not do either as quickly or as effectively alone. And from the standpoint of the deal that 60% of the CVRs—we aggressively have negotiated this and worked with a large number of opportunities—looked at each one of them as carefully as we could and spent a good deal of time on it. We believe this is—we believe it's a good value and we do know it's the best—best value.
Dale Benson:	Yeah, but it's—it's not even—it's not even 50% of book value.
Joe Durrett:	I…
Dale Benson:	I mean, we just finished buying 150,000 shares on Thursday and Friday, so you can add that to what we own. We're the largest shareholder next to Dimensional.
Joe Durrett:	Well, I appreciate your comments and I understand where you're coming from, and I think we ought to move on to another question.
Operator:	Your next question comes from (Nelson Obis) of Winfield Capital.
(Nelson Obis):	Yeah hi. I had just a couple technical questions. What's the break up fee here?
Joe Durrett:	It's $4 million.
(Nelson Obis):	4 million, okay.
Joe Durrett:	4 million.
(Nelson Obis):	And yes, so total — let me just see something here real quick. 4 million, so that's in the ballpark, okay.
Joe Durrett:	Right.
(Nelson Obis):	And I—I mean, the contingent value securities—what would the cost have been to register them?
Joe Durrett:	It was a question of cost and time, and with — we evaluated it—we decided that we'd be better spending our time on getting the deal done, and better spending our value getting the lawsuit prosecuted.

(Nelson Obis):
You know, I must say, some of the points that Dale made are—I think are very—very convincing. And, you know, this really has been an ugly situation for a lot of shareholders, and I don't—I think that—I think the decision—now there's going to be another decision—another ugly sort of residue. I'm almost amazed that you wouldn't register them, just as a convenience to people who are going to have trouble pricing this. I mean, it would just be a much more user-friendly departure point. And, you know, it does raise the question—I don't have the same history that Dale has—but, you know, it raises the question about just the whole way you're departing from being a public company and what's really driving you. So I would suggest maybe you would revisit that. I don't think it takes that much time or that much cost to register something like this. And then you have the issue of marking it—the market becomes much simpler.
Joe Durrett:	Okay, (Nelson) thank you. Next question.
Operator:	Your next question comes from (Bob Renick) of (RL Renick).
Joe Durrett:	Good morning, (Bob).
(Bob Renick):	Good morning, Joe. Joe, couple of questions and observations. This is a definitive agreement, but it's a shareholder tender offer. What happens if—is there a minimum tender that has to be met?
Joe Durrett:	There going to—actually going to file their papers in the next 10 days, and they need to get a minimum of 51%.
(Bob Renick):	Okay. What percentage do they own at this point?
Joe Durrett:	To my knowledge, nothing significant.
(Bob Renick):
Okay. Second observation, I strongly disagree with you about not registering the CVRs, and I think that it's possible for you to complete the transaction and agree to register them afterwards, because it does create a problem for everybody in terms of valuation. So I'd just like to record that as my opinion.

But let's go into the issue of—in terms of the disclosures in the documents, basically shareholders are being asked to in effect not buy a pig in a poke, but sell a pig and not know what the poke's really worth, because we don't have a—you mentioned in your press release that they have the right to raise more capital. Do I assume that, if they raise more capital to fund the lawsuit, that the 60% is protected? Is there any dilution of the 60% CVR?
Joe Durrett:
There's going to be a governing body that's going to be set up that will govern the CVRs. And they'll have the rights to make lots of moves in order to do the very best they can for the CVR holders. And I can't predict in the future exactly what problems they'll face or opportunities and actions that they will end up taking.
(Bob Renick):	Okay. Well let me just say this. From a fundamental valuation point with you we're missing some important information, which I assume will be in some of the relevant documents.
Joe Durrett:	Tell me what you're missing, (Bob).
(Bob Renick):
Here's what we're missing. Nobody here—basically this deal is somebody's giving everyone $3.30 a share for the stock that is already out there and a commitment to fund up to $10 million in litigation costs. We don't know for a certainty—as the gentlemen from (Benson) mentioned, we do not know what $10 million buys us because we don't have any historic benchmarks on what the legal fees have been or what they're likely to be, number one.

Number two, it's indicated that there may or may not be contingency fees and I presume with the lawyers. So we don't know how the lawyers were working. So we don't really have a hard time evaluating the CVRs. We don't know the conditions at this moment whether or not the 60% is subject to any anti-dilution rights or whether or not there is a right for owners of CVRs to put up more money pro rata. So while there may be a governing body at this junction, as of the time just press release, we don't know.

Now the stock is basically trading above the value, which says that people think there is some value, at the moment 42 cents, for the CVR. Institutions or even individuals who continue to hold the CVR don't have a way to mark them to market. So in effect you may be arbitrarily limiting the ability of certain entities to hold the CVR. And that I think doesn't really serve shareholders interests. And I guess—so I think some of these—I think you have to be a little more forthcoming about this because we really don't understand what—we see what the deal is, but it's hard to evaluate the transaction.
Joe Durrett:	Got it. Let me see if I can—I can't help you with some of them, but I might be able to help you with one or two of them.

The questions that you've asked about how we governed and the rights of the governing body and the actions that they can take I think will be fully explained in the 8K that will be filed. The 8K has the definitive agreement with the CVR agreement attached to it. And in there it will talk about a group called the rights agents and talk about the duties of the rights agents and the powers and responsibilities for the rights agents. So I think in reading that you'll get a good idea about what they can do and how they could go about doing it.

I'm sitting here thinking about is $10 million enough. How much is enough? It's tough for me to answer because the other people that are on the call are always the Nielsen people. And I don't want to tell them, you know, exactly what our plan is. But let me think about that and just spend some time on it. I don't have a good answer for you on that one.
(Bob Renick):
Okay. But my point is that I don't think we have enough—don't think the shareholders based on what's been disclosed have enough information to make an informed decision as to whether or not it's in their best interest to tender the stock. And I think that, if you want to get the deal done, I think there are two things that have to happen. One is I think you've got to register the CVRs. And number two, I think that you'd better give us a basis for evaluation. I mean, I speak only for me.
Joe Durrett:	I appreciate you sharing it with me. Thanks.
(Bob Renick):	Okay.
Operator:	Your next question comes from (Luca Epaleto) of Chesapeake Partners.
(Luca Epaleto):
Going back to this lawsuit, not to beat a dead horse—and I don't have as much background as some of your other folks on the call I don't think—but it started seven years ago, and it doesn't look like we're anywhere close or certainly not very close. Why should we believe that this lawsuit has any credibility?

Joe Durrett:
(Luca), of all the questions that I've been asked today, this is probably the most easy for me to answer. We actually have made a lot of progress and we're I think a lot closer than we ever have been. If you'll check through the record, you'll see that there've been a couple of decisions recently that have been made by the judge presiding of this that have fundamentally strengthened our ability to sue, a coverage that we have in terms of the evidence that we want to present, and our standing. So I think you'll see we made some very big progress there.

Secondly, you'll also see that we have a trial date, which is something we haven't had until just recently. And I think that, if you'll look through that, you'll find that we've made a great deal of progress that will allow us to introduce into the jury a very complete and thorough explanation of what we believe are the anti-competitive activities of the ACNielsen and other companies. And we're looking at that being—what—14 months from now. So I feel very, very good about what we have to offer there.
Next question.
Operator:	Your next question comes from (Josh Harrish) (sic) of (Harrish) (sic) Investments.
(Joseph Harosh):	This is…
Joe Durrett:	(Joseph Harosh).
(Joseph Harosh):	…(Joseph Harosh) — right — from (Harosh) Investments. Good morning, Joe.
Joe Durrett:	Hi.
(Joseph Harosh):	How are you?
Joe Durrett:	Good.
(Joseph Harosh):
You know, we can no longer hide behind the fact that the Nielsen people may or may not be on this call. It's material for us to know exactly what is the deal that we have with our attorneys. Is it a contingent deal? And if so, what is the contingency? It is important for us to value what the value of the CVR is. And it's also important that those CVRs be registered.

I agree with (Bob). I agree with (Dale Benson). And I think that you have a duty to the shareholders to be forthright and open with exactly what are our attorney fees, what is the contingency deal with have with the attorneys, and exactly what is the structure of the deal? We should not be told on this call, hey, wait and go see the documents. There are enough people that are interested on this call about the structure of the deal that you should be open and forthright with the information on this call at this time.
Joe Durrett:	Well thank you for your comments. I understand where you're coming from. I don't have more to give you right now, but I'll take the comment…
(Joseph Harosh):	You mean to tell me you don't know what deal with have with our attorneys?
Joe Durrett:	I do know what deal we have with the attorneys. But I don't feel good about telling you what the deal we have on a public forum or a private forum obviously.
(Joseph Harosh):	Well if it's not in a public forum and it's in a—I can't get it as a private individual and have inside information.
Joe Durrett:	Right, right.

(Joseph Harosh):
I can't determine exactly how much of the eventual settlement is going to be lopped off for a contingency and what the remaining about is going to be. Therefore, even if I guessed at what the potential settlement would be, I have no way of understanding what the net settlement after the 60/40 split is going to be. And therefore, I have no way whatsoever of determining whether or not this is a fair deal for the shareholder. And I think that it will be impossible for you to get the deal done unless you are more forthright and open as to what the elements of the deal are.
Joe Durrett:	Can you hold on just a minute?
(Joseph Harosh):	Yes.
Joe Durrett:
Hey, Joseph, we had a little conference here, you know, some people who've spent a lot of time with IRI. And we want to do our best to balance here the needs of everybody. So based on what you've said thus far I'm going to go out and research it and see what I can do about coming back to you with better information.
(Joseph Harosh):	Well I am not overly keen about you coming back to me alone and then me having…
Joe Durrett:	No, no, wait a minute, no…
(Joseph Harosh):
…information that doesn't—just a second—that isn't available to all of us. (Dale Benson), (Benson) Associates, and I are your two largest shareholders. And thus far you're not able to satisfy us. And I'm sure, if we feel this way, there are many, many other shareholders. And if you lose 20% right off the top and you may lose many more behind it, you haven't got a deal. And if you don't have a deal, all this is for naught.
Joe Durrett:	Hey, Joseph, when I said get back to you, I'd get back to everybody. I just need to go do a little research on it to make sure that I know what I can tell you and feel confident about.
(Joseph Harosh):	All right. We'll see how you come back to us.
Joe Durrett:	Yeah, what I'm saying is I'll probably have to set up a separate call.
(Joseph Harosh):	Okay.
Joe Durrett:	Next question.
Operator:	Your next question comes from (Michael Waldorf) of (Paulsen & Company).
(Michael Waldorf):
Yeah, I certainly stand with the other callers in terms of requesting more information on the lawsuit side. But I also wanted to know on the tender offer are there any financing or any other contingencies?
Joe Durrett:	There's no financing contingency. That's all been finalized.
(Michael Waldorf):	Are there any—what are the conditions—are there any conditions to the tender offer, or is it unconditional? What are the major conditions?
Joe Durrett:	I'm trying to think. There's no major non-customary condition here.
(Michael Waldorf):	Okay. So I mean, you have standard conditions like, you know, there's a court injunction, violation of law, that kind of stuff, but there's nothing that any party really needs to do?
Joe Durrett:	That's right.
(Michael Waldorf):	Okay. Is there an HSR clearance you guys have to get?

Joe Durrett:	We're going to make sure that we're okay on Hart-Scott-Rodino, but we don't see an issue there. And if we have to file, we'll file.
(Michael Waldorf):	Okay, thank you.
Operator:	Again I would like to remind everyone in order to ask a question please press Star then the Number 1 on your telephone keypad—one moment while we continue to compile the Q&A roster.
Your next question comes from (Matt Dawtee) of First Capital Alliance.
(Matt Dawtee):	Hi. I have a number of questions. One, who are the lawyers representing the company for this lawsuit?
Joe Durrett:
There's three attorney groups representing us in the lawsuit. One is Freeborn Peters in Chicago, who's done a lot of the trial preparation. They're also assisted by Fried Frank in New York. And finally the firm of (Bois and Shiller) is the firm we've hired to do the actual in court litigation.
(Matt Dawtee):	Okay. And how long have these law firms been involved?
Joe Durrett:
I would say that Freeborn & Peters has been involved for about six years, and Fried Frank's been involved for about six year as well. And (Bois and Shiller) I think has been with us for a little bit over two years.
(Matt Dawtee):
Okay. And then, as far as reading the press release, it says that 60% of the proceeds after adjustments for certain other, you know, items including the contingency fees. First, I assume the other 40% would go to Symphony and Tennenbaum. Is that correct?
Joe Durrett:	Yes.
(Matt Dawtee):	And then—so, for example, if the contingency fees were let's say, you know, 50% or something like that, then we would only get 60% of the balance. Is that correct?
Joe Durrett:	Yes.
(Matt Dawtee):	Okay. And then the governing body for the CVR holders, who would that governing body be, and who appoints them?
Joe Durrett:
First of all it's in the document, but I'll try to tell you as much as I can right now. There will be appointment of four rights agents. Two will be appointed by the Board of IRI, and the other two will be appointed by the acquiring company. Those four will select a fifth.
(Matt Dawtee):	Okay. All right. So it's conceivable that a large CVR holder could be part of this governing body. Is that correct?
Joe Durrett:	I hadn't thought about it. It's going to be for the Board to figure based on people to represent CVR holders.
(Matt Dawtee):	Okay. And is it conceivable as a CVR holder that you could be liable the fund further legal costs in excess of $10 million?
Joe Durrett:	The CVR agent would not be liable. The CVR holder would not be liable.
(Matt Dawtee):	Okay. So the additional funding would be solely coming from where then?

Joe Durrett:
Well, if additional funding was needed — and there's, you know, reasonable probability that no additional funding would be needed—but if additional funding was needed, the rights agents, the five, would work together to find the best way to raise the necessary funds.
(Matt Dawtee):	Okay. But are you saying that it cannot come from the CVR holder?
Joe Durrett:	It can't.
(Matt Dawtee):	It can't. So I could be liable for further funding then.
Joe Durrett:	You know what? We use the word liable. It tells me you're obligated to…
(Matt Dawtee):
Right. But I'm wondering here, for example, if this governing body says, look, we need, you know, another $10 million. And it needs to come from someplace. And if they decide that they need to raise additional monies, could it come from a CVR holder? Who else is it going to come from?
Joe Durrett:	Well, I mean, it could come on a voluntary basis from a CVR holder, but there's no obligation for the CVR holder to have to give more.
(Matt Dawtee):	Okay. Okay. It's still not clear to me how — it would be somewhat coercive. I mean, you'd have to have it funded somehow. So it's got to come from somewhere.
Joe Durrett:	Well the acquiring company, for example, Symphony Tennenbaum, would be likely prospects.
(Matt Dawtee):	Okay. One last question—my experience is the first scheduled trial date is almost, you know, likely to be delayed again. Is there something different here?
Joe Durrett:	Why would you assume it was likely to be delayed?
(Matt Dawtee):	Because typically lawyers have ways of postponing a trial date and asking for extensions. And there's always delays.
Joe Durrett:	We don't anticipate any delays.
(Matt Dawtee):	Right. Is there anything special that's different here that makes one think otherwise?
Joe Durrett:
First of all, there's an ample amount of time between now and September to complete the discovery. We think we've gone through most of the normal pre-trial motions that would occur. So we believe that we're in a very good situation to get there. It's been underway since '96, and we think that, as near as we can read the tenor of the judge, he's ready to move to trial.
(Matt Dawtee):	Okay, thank you.
Joe Durrett:	You're welcome. Next call?
Operator:	Your next question comes from (Kent Huckshire) of Merrill Lynch.
(Kent Huckshire):	Hi, Joe.
Joe Durrett:	Hi.
(Kent Huckshire):	Hi. How are you?
Joe Durrett:	Good.
(Kent Huckshire):	Let me just ask this question again because I didn't really understand your answer. If the fundamentals are improving, why now? I mean, why are we hearing this from you guys now? Why is it so urgent?

I mean, it seems to me that the stock, I think as Mr. (Benson) echoed, trades relatively cheaply on a number of valuation metrics. And you guys said, you know, last quarter that it seems like a lot of things were headed in the right direction. It seems like sort of a disappointing end I think for a lot of shareholders.
Joe Durrett:
I appreciate your pointing out that we have done some good things recently. One of the things that IRI's been faced with is that in order for it to do what it needs to do for its clients it's needed an excess of capital. We've looked at a variety of ways to get that excess to capital. We've also needed an excess to some technological competence, which in a sense ends up coming back to capital because we have to fund it. We've historically worked at about a break even from the standpoint of an operating basis. And we have had no cash. So we've looked to see how we could make ourselves ready for the future and doing the right thing for our clients. And when we know how we have to transform, but we also know that we need to do it as quickly as possible. Working with a partner is going to enable IRI to do that more quickly.

So the question came back was okay, if that's the good thing for IRI and the clients, how do we make sure we do the right thing for the shareholders. So in order to look to see how we could do this, how could we get the maximum value for it? And while I know a couple of the shareholders here would clearly disagree with me, we think we've done a good job of getting the maximum value. We spent an extended period of time with a large number of opportunities. We have researched them as well as possible. And we think we've negotiated aggressively to get the best value for the shareholders. And in that we've been very conscious of the value of the lawsuit and have worked out this sharing of 60% of the eventual proceeds.
(Kent Huckshire):
It seems to me that, if, in fact, fundamentals are improving at the company, you guys should at some point be able to get at least some sort of decent size credit facility or potentially get an equity infusion. I mean, this isn't the only answer, if you guys need capital. I mean, if the fundamentals are improving, the need for capital should at some point take care of itself. I mean, clearly, you know, the high yield market's opened up. Banks seem to be more willing to lend. The balance sheet is currently in good shape. I mean, nothing's urgent here it doesn't seem to me.
Joe Durrett:	Looking through as well as we could this seemed like the right thing for us to do now. And we have spent a lot of time looking at alternatives such as the ones you mentioned.
(Kent Huckshire):
What valuation metric did you guys look at when—I mean, you mentioned a couple times this represents good value to shareholders. Can you just tell me sort of what metrics you guys look at to try to figure out what good value is?
Joe Durrett:
What we looked at was the maximum value that we could get in terms of per stock valuation for the shareholders now. I can tell you too that, if you take a look at where we are, we will end up doing something here that on the face will have 18 times our current EBIT and 35 times our current net income. So these values seem to be important. They seem to be helpful in terms of getting the shareholders the maximum value. And we add to that the participation in the CVR.
(Kent Huckshire):	So current EBIT and current net income?
Joe Durrett:	Yeah.
(Kent Huckshire):	Don't you agree that current EBIT and current net income are depressed, or is that incorrect?

Joe Durrett:	I believe that they're depressed, and I believe that there's always up side. But we had to balance that with the need for capital in order to keep moving ahead.
(Kent Huckshire):	Okay.
Joe Durrett:	Next question?
Operator:	Your next question comes from Morgan Rutman of Harvest Management.
Morgan Rutman:	Hi. How are you?
Joe Durrett:	Good, Morgan.
Morgan Rutman:	I have a couple questions. First, is management participating in the newly privatized IRIC?
Joe Durrett:	No.
Morgan Rutman:	No. Not at all?
Joe Durrett:	No.
Morgan Rutman:	Okay. And that's at all levels or just at senior management?
Joe Durrett:	It's at all levels.
Morgan Rutman:	At all levels, okay. So this is truly an arm's length sale.
Joe Durrett:	Absolutely.
Morgan Rutman:
Okay. Second question—and I know this has kind of been going—well both of these have been going on before. But how did you arrive at the figure of $10 million to process or continue to process the litigation? Was that a number that was just negotiated, or was that a number that was, you know, calculated as to what we really think we need. And it seems like a light number to the extent that there's an appeals process that could go on for several years. Ten million doesn't seem like that much money.
Joe Durrett:
It was not a negotiated number. It was a number that was done after a good deal of investigation and budgeting, working with the law firms to understanding what our expenses would be during the foreseeable future. And frankly we think it should be enough to get us past trial and even further than that. So I'm kind of holding back because, based on the calls that I had earlier, I want to get back the answers to the earlier questions to get back with a separate call to give a more complete definition behind some of the CVR stuff. At that point in time I'll also try to comment on the adequacy of the budget.
Morgan Rutman:
Okay. And is it fair to say though that one of the reasons why 10 million might not seem that large is because the contingency fee is probably fairly high and, therefore, if we weren't working on contingency, 10 million would probably not be enough, but a lot of the costs are actually being deferred to the extent that we win?
Joe Durrett:
No, that isn't the reason. We have never to my knowledge — and one of the earlier callers was talking about having a number of what we were spending on legal fees. I think there's a lot of misconception in the marketplace about what we do or do not spend on legal fees.
Morgan Rutman:	Okay. Well anything you can do in the future call will be greatly helpful.
Joe Durrett:	We'll do the best we can. We'll try to do it as quickly as we can too.

Morgan Rutman:
Okay. Another question—when you hired William Blair and you did you investigation—and I'm sure this would appear in the background section of the proxy when it comes out—but were there any other offers that were received, or was this the only offer for 100% of the company that we did have?
Joe Durrett:
We have had a very, very rigorous process with a large number of interested people with whom we spent a great deal of time. So what you're seeing here is a result of a very thorough conversation with the marketplace.
Morgan Rutman:	Okay. But that doesn't answer the question of there were other offers that were received that were for 100% of the company.
Joe Durrett:	We have had other offers for 100% of the company, yes. I mean, this is thorough.
Morgan Rutman:	Great. Okay. Well thank you.
Joe Durrett:
Okay. Listen, I've got some questions here. Obviously I certainly haven't satisfied a couple of the early callers. And I'm going to take their comments and see what we can do with them. And we'll probably schedule another call as quickly as we can to give you a more definitive better answer, we hope, at least it'll be the best answer we can give you in terms of some more information about the CVR. So I understand that you all need that. I understand why you need it. I'm not sure to what extent we can satisfy you, but we definitely will go back and see what we can do to help you.
I've got a bunch of other calls to do here with clients and employees. And I want to go get on those. And we'll be doing some investigation and announce as soon as possible a follow-up call with you.
Thank you, appreciate your time, and we'll talk to you soon. Bye.
Operator:	Thank you. This concludes today's IRI investor conference call. You may now disconnect.

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